UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended June 30, 2022

Commission File Number 1-14840

AMDOCS LIMITED

Hirzel House, Smith Street,

St. Peter Port, Island of Guernsey, GY1 2NG

Amdocs, Inc.

625 Maryville Centre Drive, Suite 200 Saint Louis, Missouri 63141

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

AMDOCS LIMITED

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

FOR THE QUARTER ENDED JUNE 30, 2022

This report on Form 6-K shall be incorporated by reference into any Registration Statement filed by the Registrant that by its terms automatically incorporates the Registrant’s filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

PART I FINANCIAL INFORMATION

Item 1. Financial Statements

AMDOCS LIMITED

CONSOLIDATED BALANCE SHEETS

(dollar and share amounts in thousands, except per share data)

	As of
	June 30, 2022	September 30, 2021
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$597,761	$709,064
Short-term interest-bearing investments	252,512	256,527
Accounts receivable, net	1,039,983	866,819
Prepaid expenses and other current assets	226,027	235,089

Total current assets	2,116,283	2,067,499
Property and equipment, net	747,782	698,768
Lease assets	207,885	233,162
Goodwill	2,671,439	2,622,644
Intangible assets, net	195,475	259,032
Other noncurrent assets	563,188	630,669

Total assets	$6,502,052	$6,511,774

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$190,921	$121,199
Accrued expenses and other current liabilities	612,098	612,303
Accrued personnel costs	187,236	274,275
Lease liabilities	49,255	58,714
Deferred revenue	294,809	237,374

Total current liabilities	1,334,319	1,303,865
Deferred income taxes and taxes payable	299,541	304,538
Lease liabilities	165,669	177,906
Long-term debt, net of unamortized debt issuance costs	644,974	644,553
Other noncurrent liabilities	484,336	445,728

Total liabilities	2,928,839	2,876,590

Equity:
Amdocs Limited Shareholders’ equity:
Preferred Shares — Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares — Authorized 700,000 shares; £0.01 par value; 284,242 and 281,945 issued and 121,961 and 124,866 outstanding, respectively	4,546	4,516
Additional paid-in capital	4,076,828	3,951,201
Treasury stock, at cost 162,281 and 157,079 ordinary shares, respectively	(6,624,239)	(6,223,317)
Accumulated other comprehensive (loss) income	(56,816)	9,338
Retained earnings	6,130,385	5,850,937

Total Amdocs Limited shareholders’ equity	3,530,704	3,592,675
Noncontrolling interests	42,509	42,509

Total equity	3,573,213	3,635,184

Total liabilities and equity	$6,502,052	$6,511,774

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(dollar and share amounts in thousands, except per share data)

	Three months ended June 30,		Nine months ended June 30,
	2022	2021	2022	2021
Revenue	$1,160,290	$1,066,254	$3,410,193	$3,201,331
Operating expenses:
Cost of revenue	748,214	689,370	2,206,189	2,103,601
Research and development	89,479	80,794	258,488	231,617
Selling, general and administrative	136,110	122,401	399,168	361,240
Amortization of purchased intangible assets and other	17,173	18,770	53,237	60,510

	990,976	911,335	2,917,082	2,756,968

Operating income	169,314	154,919	493,111	444,363
Interest and other (expense) income, net	(7,811)	334	(18,992)	(9,698)
Gain from sale of a business	—	—	10,000	226,410

Income before income taxes	161,503	155,253	484,119	661,075
Income taxes	33,037	9,103	63,554	96,226

Net income	$128,466	$146,150	$420,565	$564,849

Basic earnings per share	$1.05	$1.15	$3.41	$4.37

Diluted earnings per share	$1.04	$1.14	$3.39	$4.34

Cash dividends declared per ordinary share	$0.395	$0.36	$1.15	$1.0475

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

(dollar amounts in thousands)

	Three months ended June 30,		Nine months ended June 30,
	2022	2021	2022	2021
Net income	$128,466	$146,150	$420,565	$564,849
Other comprehensive loss, net of tax:
Net change in fair value of cash flow hedges(1)	(48,248)	(4,755)	(49,935)	(5,702)
Net change in fair value of available-for-sale securities(2)	(3,264)	990	(16,219)	(687)

Other comprehensive loss, net of tax	(51,512)	(3,765)	(66,154)	(6,389)

Comprehensive income	$76,954	$142,385	$354,411	$558,460

(1)	Net of tax benefit of $2,335 and $1,910 for the three months ended June 30, 2022 and 2021, respectively and of $2,174 and $3,113 for the nine months ended June 30, 2022 and 2021, respectively.
(2)	No tax (expense) benefit for the three and nine months ended June 30, 2022 and 2021.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(dollar and share amounts in thousands, except per share data)

	Ordinary Shares		Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive (Loss) Income (1)	Retained Earnings	Total Amdocs Limited Shareholders’ Equity	Non- controlling Interests (2)	Total Equity
	Shares	Amount
Balance as of March 31, 2022	122,840	$4,542	$4,036,591	$(6,524,246)	$(5,304)	$6,050,099	$3,561,682	$42,509	$3,604,191
Comprehensive income:
Net income (2)	—	—	—	—	—	128,466	128,466	—	128,466
Other comprehensive loss	—	—	—	—	(51,512)	—	(51,512)	—	(51,512)

Comprehensive income							76,954	—	76,954
Employee stock options exercised	363	4	22,115	—	—	—	22,119	—	22,119
Repurchase of shares	(1, 221)	—	—	(99,993)	—	—	(99,993)	—	(99,993)
Cash dividends declared ($0.395 per ordinary share)	—	—	—	—	—	(48,180)	(48,180)	—	(48,180)
Issuance of restricted stock, net of forfeitures	(21)	—	—	—	—	—	—	—	—
Equity-based compensation expense related to employees	—	—	18,122	—	—	—	18,122	—	18,122

Balance as of June 30, 2022	121,961	$4,546	$4,076,828	$(6,624,239)	$(56,816)	$6,130,385	$3,530,704	$42,509	$3,573,213

	Ordinary Shares		Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (1)	Retained Earnings	Total Amdocs Limited Shareholders’ Equity	Non- controlling Interests (2)	Total Equity
	Shares	Amount
Balance as of March 31, 2021	127,654	$4,513	$3,912,275	$(5,993,395)	$9,038	$5,671,798	$3,604,229	$42,509	$3,646,738
Comprehensive income:
Net income (2)	—	—	—	—	—	146,150	146,150	—	146,150
Other comprehensive loss	—	—	—	—	(3,765)	—	(3,765)	—	(3,765)

Comprehensive income							142,385	—	142,385
Employee stock options exercised	103	2	6,107	—	—	—	6,109	—	6,109
Repurchase of shares	(1,158)	—	—	(89,895)	—	—	(89,895)	—	(89,895)
Cash dividends declared ($0.36 per ordinary share)	—	—	—	—	—	(45,580)	(45,580)	—	(45,580)
Issuance of restricted stock, net of forfeitures	6	—	—	—	—	—	—	—	—
Equity-based compensation expense related to employees	—	—	13,991	—	—	—	13,991	—	13,991

Balance as of June 30, 2021	126,605	$4,515	$3,932,373	$(6,083,290)	$5,273	$5,772,368	$3,631,239	$42,509	$3,673,748

(1)

As of June 30, 2022 and 2021, accumulated other comprehensive (loss) income is comprised of unrealized (loss) gain on derivatives, net of tax, of $(36,162) and $13,134 unrealized loss on short-term interest-bearing investments, net of tax, of $(17,493) and $(689), and unrealized loss on defined benefit plan, net of tax, of $(3,161) and $(7,172).

(2)

During the three and nine months ended June 30, 2022, and 2021, all of the Company’s net income is attributable to Amdocs Limited as the net income attributable to the Non-controlling interests is negligible.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(dollar and share amounts in thousands, except per share data)

	Ordinary Shares		Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive (Loss) Income (1)	Retained Earnings	Total Amdocs Limited Shareholders’ Equity	Non- controlling interests (2)	Total Equity
	Shares	Amount
Balance as of September 30, 2021	124,866	$4,516	$3,951,201	$(6,223,317)	$9,338	$5,850,937	$3,592,675	$42,509	$3,635,184
Comprehensive income:
Net income (2)	—	—	—	—	—	420,565	420,565	—	420,565
Other comprehensive loss	—	—	—	—	(66,154)	—	(66,154)	—	(66,154)

Comprehensive income							354,411	—	354,411
Employee stock options exercised	1,263	15	72,927	—	—	—	72,942	—	72,942
Repurchase of shares	(5, 202)	—	—	(400,922)	—	—	(400,922)	—	(400,922)
Cash dividends declared ($1.15 per ordinary share)	—	—	—	—	—	(141,117)	(141,117)	—	(141,117)
Issuance of restricted stock, net of forfeitures	1,034	15	—	—	—	—	15	—	15
Equity-based compensation expense related to employees	—	—	52,700	—	—	—	52,700	—	52,700

Balance as of June 30, 2022	121,961	$4,546	$4,076,828	$(6,624,239)	$(56,816)	$6,130,385	$3,530,704	$42,509	$3,573,213

	Ordinary Shares		Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (1)	Retained Earnings	Total Amdocs Limited Shareholders’ Equity	Non- controlling interests (2)	Total Equity
	Shares	Amount
Balance as of September 30, 2020	131,535	$4,483	$3,807,915	$(5,543,321)	$11,662	$5,341,907	$3,622,646	$42,509	$3,665,155
Comprehensive income:
Net income (2)	—	—	—	—	—	564,849	564,849	—	564,849
Other comprehensive loss	—	—	—	—	(6,389)	—	(6,389)	—	(6,389)

Comprehensive income							558,460	—	558,460
Employee stock options exercised	1,463	20	84,515	—	—	—	84,535	—	84,535
Repurchase of shares	(7,230)	—	—	(539,969)	—	—	(539,969)	—	(539,969)
Cash dividends declared ($1.0475 per ordinary share)	—	—	—	—	—	(134,388)	(134,388)	—	(134,388)
Issuance of restricted stock, net of forfeitures	837	12	—	—	—	—	12	—	12
Equity-based compensation expense related to employees	—	—	39,943	—	—	—	39,943	—	39,943

Balance as of June 30, 2021	126,605	$4,515	$3,932,373	$(6,083,290)	$5,273	$5,772,368	$3,631,239	$42,509	$3,673,748

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(dollar amounts in thousands)

	Nine months ended June 30,
	2022	2021
Cash Flow from Operating Activities:
Net income	$420,565	$564,849
Reconciliation of net income to net cash provided by operating activities:
Depreciation, amortization and impairment	174,712	157,024
Amortization of debt issuance cost	421	409
Equity-based compensation expense	52,700	39,943
Gain from sale of a business	(10,000)	(226,410)
Deferred income taxes	(20,442)	(64,882)
Loss from short-term interest-bearing investments	2,028	1,006
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(157,557)	(121,653)
Prepaid expenses and other current assets	3,534	(434)
Other noncurrent assets	27,918	(19,387)
Lease assets and liabilities, net	3,603	6,724
Accounts payable, accrued expenses and accrued personnel	(63,804)	110,982
Deferred revenue	28,465	205,915
Income taxes payable, net	19,903	44,711
Other noncurrent liabilities	57,754	27,297

Net cash provided by operating activities	539,800	726,094

Cash Flow from Investing Activities:
Purchase of property and equipment, net (1)	(145,400)	(149,565)
Proceeds from sale of short-term interest-bearing investments	20,043	14,333
Purchase of short-term interest-bearing investments	(34,275)	(208,626)
Net cash paid for business and intangible assets acquisitions	(24,430)	(111,932)
Net cash received from sale of a business	10,000	288,990
Other	(5,030)	(332)

Net cash used in investing activities	(179,092)	(167,132)

Cash Flow from Financing Activities:
Payments under financing arrangements	—	(100,000)
Repurchase of shares	(400,922)	(539,969)
Proceeds from employee stock option exercises	72,957	84,474
Payments of dividends	(137,893)	(131,892)
Payment of contingent consideration from a business acquisition	(6,153)	(1,462)
Net cash used in financing activities	(472,011)	(688,849)

Net decrease in cash and cash equivalents	(111,303)	(129,887)
Cash and cash equivalents at beginning of period	709,064	983,188

Cash and cash equivalents at end of period	$597,761	$853,301

Supplementary Cash Flow Information
Cash paid for:
Income taxes, net of refunds	$55,979	$98,630
Interest (2)	16,711	19,243

(1)	The amounts under “Purchase of property and equipment, net”, include proceeds from sale of property and equipment of $521 and $233 for the nine months ended June 30, 2022 and 2021, respectively.
(2)	The amounts under “Interest” include payments of interest to financial institution, tax authorities and other.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

1. Nature of Entity and Basis of Presentation

Amdocs Limited (the “Company”) is a leading provider of software and services to communications, cable and satellite, entertainment and media industry service providers of all sizes throughout the world. The Company and its consolidated subsidiaries operate in one segment and design, develop, market, support, implement and operate its open and modular cloud portfolio.

The Company is a Guernsey limited company, which directly or indirectly holds numerous subsidiaries around the world, the vast majority of which are wholly-owned. The majority of the Company’s customers are in North America, Europe, Asia-Pacific and the Latin America region. The Company’s main development facilities are located in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the United Kingdom and the United States.

The unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP and are denominated in U.S. dollars.

In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature. The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations for the interim periods in which changes are determined to be necessary.

The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full fiscal year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. These statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended September 30, 2021, set forth in the Company’s Annual Report on Form 20-F filed on December 9, 2021 with the U.S. Securities and Exchange Commission, or the SEC. There have been no material changes to the company’s significant accounting policies from its Annual Report on Form 20-F for the fiscal year ended September 30, 2021.

Reclassification

From time to time, certain immaterial amounts in prior year financial statements may be reclassified to conform to the current year presentation.

2. Recent Accounting Standards

In August 2021, the Financial Accounting Standards Board, or FASB, issued Accounting Standard Update, or ASU No. 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers.” The ASU requires companies to apply ASC 606 to recognize and measure contract assets and contract liabilities from contracts with customers acquired in a business combination. This ASU will be effective for the Company on October 1, 2023 and early adoption is permitted. The Company is currently evaluating the impact of adoption of this ASU on its consolidated financial statements.

In March 2020, the FASB, issued ASU No. 2020-04, “Reference Rate Reform: Facilitation of the Effects of Reference Rate Reform on Financial Reporting.” The ASU provides temporary optional expedients and exceptions on certain contract modifications, hedge relationships and other transactions that reference London Inter-Bank Offered Rate (“LIBOR”) or other reference rates expected to be discontinued due to the reference rate reform. This ASU is effective as of March 12, 2020 through December 31, 2022. The Company expects that the adoption of this ASU will not have a material impact on its consolidated financial statements.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

3. Acquisition and Divestiture of a Subsidiary

Divestiture of a Subsidiary

On November 10, 2020, the Company signed an agreement for the divestiture of OpenMarket for approximately $300,000 cash with Infobip Limited, a company in which One Equity Partners is the primary institutional investor. With this transaction, the Company divested a non-strategic asset in the mobile messaging domain, remaining laser-focused on its core strategic growth initiatives.

On December 31, 2020, the Company completed the divestiture. Based on the total consideration, the Company recorded pre-tax gain of $226,410, (net of immaterial transaction costs) in the Consolidated Statements of Income during the nine months ended June 30, 2021. In connection with this divestiture, $9,194 of net assets and $61,396 of goodwill, were disposed. During the nine months ended June 30, 2022 the Company recorded additional pre-tax gain of $10,000, in the Consolidated Statements of Income as a result of achievement of certain performance metrics and received such additional consideration during the three months ended March 31, 2022. The divestiture does not represent a strategic shift that will have a major effect on operations and financial results and, therefore, did not qualify for presentation as a discontinued operation, see also Note 9.

Acquisition

On May 20, 2022, the Company entered into a definitive agreement to acquire MYCOM OSI, a UK-headquartered company providing SaaS-based cloud network and service assurance solutions to communications service providers globally, for approximately $188,000 in cash which, subject to the satisfaction of the conditions to closing, is expected to be completed in the first quarter of fiscal year 2023.

4. Revenue

Contract Balances

The following table provides information about accounts receivable, both billed and unbilled and deferred revenue:

	As of
	June 30, 2022	September 30, 2021
Accounts receivable - billed (net of allowances for credit losses of $16,534 and $20,065 as of June 30, 2022 and September 30, 2021, respectively)	$902,572	$704,541
Accounts receivable – unbilled (current)	$137,411	$162,278
Accounts receivable – unbilled (non-current)	$26,790	$38,252

Total Accounts receivable - unbilled	$164,201	$200,530
Deferred revenue (current)	$(294,809)	$(237,374)
Deferred revenue (non-current)	$(79,706)	$(108,675)

Total Deferred revenue	$(374,515)	$(346,049)

Revenue recognized during the three and nine months ended June 30, 2022, which was included in deferred revenue (current) as of September 30, 2021 was $15,271 and $198,767, respectively. Revenue recognized during the three and nine months ended June 30, 2021, which was included in deferred revenue (current) as of September 30, 2020 was $5,574 and $108,521 respectively.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

Remaining Performance Obligations from Contracts with Customer

As of June 30, 2022, the aggregate amount of the transaction price allocated to remaining performance obligations that are unsatisfied or partially unsatisfied was approximately $6.5 billion. Remaining performance obligations include the remaining non-cancelable, committed and fixed portion of these contracts for their entire duration and therefore it is not comparable to what the Company considers to be next 12 months backlog. Given the profile of contract terms, the majority of this amount is expected to be recognized as revenue over the next three years.

Disaggregation of Revenue

The Company considers information that is regularly reviewed by its chief operating decision makers in evaluating financial performance to disaggregate revenue.

The following tables provide details of revenue by nature of activities and by geography:

Revenue by nature of activities

	Three months ended June 30,		Nine months ended June 30,
	2022	2021	2022	2021
Managed services arrangements	$717,884	$650,541	$2,040,931	$1,908,822
Others	442,406	415,713	1,369,262	1,292,509

Total	$1,160,290	$1,066,254	$3,410,193	$3,201,331

Geographic Information

	Three months ended June 30,		Nine months ended June 30,
	2022	2021	2022	2021
North America (mainly United States)	$787,987	$686,136	$2,305,646	$2,068,637
Europe	146,082	155,658	435,814	476,025
Rest of the world	226,221	224,460	668,733	656,669

Total	$1,160,290	$1,066,254	$3,410,193	$3,201,331

5. Fair Value Measurement

The Company accounts for certain assets and liabilities at fair value. Fair value is the price that would be received from selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

The three levels of inputs that may be used to measure fair value are as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities;

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets), or other inputs that are observable (model-derived valuations in which significant inputs are observable) or can be derived principally from, or corroborated by, observable market data; and

Level 3: Unobservable inputs that are supported by little or no market activity that is significant to the fair value of the assets or liabilities.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

The following tables present the Company’s assets and liabilities measured at fair value on a recurring basis as of June 30, 2022 and September 30, 2021:

	As of June 30, 2022
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Money market funds	$265,038	$—	$—	$265,038
Corporate bonds	—	173,031	—	173,031
U.S. government treasuries	41,423	—	—	41,423
Municipal Bond	—	17,962	—	17,962
Asset backed obligations	—	10,631	—	10,631
Supranational and sovereign debt	—	9,465	—	9,465

Total available-for-sale securities	306,461	211,089	—	517,550

Equity Investments	—	—	42,915	42,915
Derivative financial instruments, net	—	(41,587)		(41,587)
Other liabilities	—	—	(40,725)	(40,725)

Total	$306,461	$169,502	$2,190	$478,153

	As of September 30, 2021
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Money market funds	$209,026	$—	$—	$209,026
Corporate bonds	—	190,437	—	190,437
U.S. government treasuries	54,752	—	—	54,752
Supranational and sovereign debt	—	7,453	—	7,453
Asset backed obligations	—	3,885	—	3,885

Total available-for-sale securities	263,778	201,775	—	465,553

Equity Investments	—	—	37,581	37,581
Derivative financial instruments, net	—	10,979	—	10,979
Other liabilities	—	—	(51,590)	(51,590)

Total	$263,778	$212,754	$(14,009)	$462,523

Available-for-sale securities that are classified as Level 2 assets are priced using observable data that may include quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding market prices that are corroborated by observable market data and other observable market information. The Company’s derivative instruments are classified as Level 2 as they represent foreign currency forward and option contracts valued primarily based on observable inputs including forward rates and yield curves. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during the three and nine months ended June 30, 2022. Level 3 liabilities relate to certain acquisition-related liabilities, which were generally valued using a Monte-Carlo simulation model and based on estimates of potential pay-out scenarios, valued every quarter. These liabilities were included in both accrued expenses and other current liabilities and other noncurrent liabilities as of June 30, 2022 and September 30, 2021. The decrease in Level 3 liabilities was primarily attributable to payments of certain acquisition-related liabilities, partially offset by changes recorded against goodwill in connection with recent acquisitions and changes in the fair value recorded in the consolidated statement of income during the three and nine months ended June 30, 2022. Level 3 assets relate to equity investments, which were valued based on price changes in orderly transactions for similar private investments of the same issuer. The increase in Level 3 assets is primarily as changes in the fair value which was recorded during the three and nine months ended June 30, 2022 in the consolidated statement of income.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other current liabilities, accrued personnel costs approximate their fair value because of the relatively short maturity of these items, for the fair value of the Senior Notes, see Note 12.

6. Available-For-Sale Securities

Available-for-sale securities consist of the following interest-bearing investments:

	As of June 30, 2022
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$265,038	$—	$—	$265,038
Corporate bonds	184,752	—	11,721	173,031
U.S. government treasuries	44,643	—	3,220	41,423
Municipal bond	19,263	—	1,301	17,962
Asset backed obligations	11,104	—	473	10,631
Supranational and sovereign debt	10,243	—	778	9,465

Total(1)	$535,043	$—	$17,493	$517,550

(1)

Available-for-sale securities with maturities longer than 90 days from the date of acquisition were classified as short-term interest-bearing investments and available-for-sale securities with maturities of 90 days or less from the date of acquisition were included in cash and cash equivalents on the Company’s balance sheet. As of June 30, 2022, $252,512 of securities were classified as short-term interest-bearing investments and $265,038 of securities were classified as cash and cash equivalents.

	As of September 30, 2021
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$209,026	$—	$—	$209,026
Corporate bonds	191,445	76	1,084	190,437
U.S. government treasuries	54,987	4	239	54,752
Supranational and sovereign debt	7,479	—	26	7,453
Asset backed obligations	3,890	—	5	3,885

Total(1)	$466,827	$80	$1,354	$465,553

(1)

Available-for-sale securities with maturities longer than 90 days from the date of acquisition were classified as short-term interest-bearing investments and available-for-sale securities with maturities of 90 days or less from the date of acquisition were included in cash and cash equivalents on the Company’s balance sheet. As of September 30, 2021, $256,527 of securities were classified as short-term interest-bearing investments and $209,026 of securities were classified as cash and cash equivalents.

As of June 30, 2022, the immaterial unrealized losses attributable to the Company’s available-for-sale securities were primarily due to credit spreads and interest rate movements. The Company assessed whether such unrealized losses for the investments in its portfolio were caused by expected credit loss. Based on this assessment, the Company did not recognize any credit losses in the three and nine months ended June 30, 2022 and 2021. Realized gains and losses on short-term interest-bearing investments are included in earnings and are determined based on specific identification method.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

As of June 30, 2022, the Company’s available-for-sale securities had the following maturity dates:

Market Value
Due within one year	$276,857
1 to 2 years	49,481
2 to 3 years	86,168
3 to 4 years	76,677
Thereafter	28,367

$517,550

7. Derivative Financial Instruments

The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company’s derivatives expose it to credit risks from possible non-performance by counterparties. The Company utilizes standard counterparty master netting agreements that net certain foreign currency transactions in the event of the insolvency of one of the parties to the transaction. These master netting arrangements permit the Company to net amounts due from the Company to a counterparty with amounts due to the Company from the same counterparty. Although all of the Company’s derivative assets and liabilities are subject to enforceable master netting arrangements, the Company has elected to present these assets and liabilities on a gross basis. Taking into account the Company’s right to net certain gains with losses, the maximum amount of loss due to credit risk that the Company would incur if all counterparties to the derivative financial instruments failed completely to perform, according to the terms of the contracts, based on the gross fair value of the Company’s derivative contracts that are favorable to the Company, was approximately $1,346 as of June 30, 2022. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.

The Company classifies cash flows from its derivative transactions as cash flows from operating activities in the consolidated statements of cash flow.

The table below presents the total volume or notional amounts of the Company’s derivative instruments as of June 30, 2022. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of June 30, 2022 for forward contracts, and based on spot rates as of June 30, 2022 for options.

Notional Value*
Foreign exchange contracts	$1,904,843

*	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company but are used in the calculation of settlements under the contracts.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

The Company records all derivative instruments on the balance sheet at fair value. For further information, please see Note 5 to the consolidated financial statements. The fair value of the open foreign exchange contracts recorded as an asset or a liability by the Company on its consolidated balance sheets as of June 30, 2022 and September 30, 2021, is as follows:

	As of
	June 30, 2022	September 30, 2021
Derivatives designated as hedging instruments
Prepaid expenses and other current assets	$1,488	$6,962
Other noncurrent assets	310	3,068
Accrued expenses and other current liabilities	(32,156)	(70)
Other noncurrent liabilities	(10,181)	—

	(40,539)	9,960
Derivatives not designated as hedging instruments
Prepaid expenses and other current assets	6,902	4,230
Accrued expenses and other current liabilities	(7,950)	(3,211)

	(1,048)	1,019

Net fair value	$(41,587)	$10,979

Cash Flow Hedges

In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward and option contracts to purchase and sell foreign currencies to hedge a significant portion of its foreign currency net exposure resulting from revenue and expense transactions denominated in currencies other than the U.S. dollar. The Company designates these contracts for accounting purposes as cash flow hedges. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of approximately three and half years. A significant portion of the forward and option contracts outstanding as of June 30, 2022 is scheduled to mature within the next 12 months.

The effective portion of the gain or loss on the derivative instruments is initially recorded as a component of other comprehensive loss, a separate component of shareholders’ equity, and subsequently reclassified into earnings in the same line item as the related forecasted transaction and in the same period or periods during which the hedged exposure affects earnings. The cash flow hedges are evaluated for effectiveness at least quarterly. As the critical terms of the forward contract or option and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in the fair value for cash flow hedges, as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. Hedge ineffectiveness, if any, and hedge components, such as time value, excluded from assessment of effectiveness testing for hedges of estimated revenue from customers, are recognized immediately in interest and other expense, net.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

The effect of the Company’s cash flow hedging instruments in the consolidated statements of income for the three and nine months ended June 30, 2022 and 2021, respectively, which partially offsets the foreign currency impact from the underlying exposures, is summarized as follows:

	(Losses) Gains Reclassified from
	Accumulated Other Comprehensive (Loss) Income (Effective Portion)
	Three months ended June 30,		Nine months ended June 30,
	2022	2021	2022	2021
Line item in consolidated statements of income:
Revenue	$24	$(137)	$180	$(395)
Cost of revenue	(4,093)	5,170	(3,232)	15,944
Research and development	(1,385)	1,661	(1,575)	4,943
Selling, general and administrative	(1,502)	1,521	(2,041)	5,378

Total	$(6,956)	$8,215	$(6,668)	$25,870

The activity related to the changes in net unrealized (losses) gains on cash flow hedges recorded in accumulated other comprehensive (loss) income, net of tax, is as follows:

	Nine months ended June 30,
	2022	2021
Net unrealized gains on cash flow hedges, net of tax, beginning of period	$13,773	$18,836
Changes in fair value of cash flow hedges, net of tax	(55,967)	17,595
Reclassification of net losses (gains) into earnings, net of tax	6,032	(23,297)

Net unrealized (losses) gains on cash flow hedges, net of tax, end of period	$(36,162)	$13,134

Net (losses) gains from cash flow hedges recognized in other comprehensive loss were $(58,777) and $17,055, or $(55,967) and $17,595 net of taxes, during the nine months ended June 30, 2022 and 2021, respectively.

Of the net unrealized losses related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive (loss) income as of June 30, 2022, a net loss of $30,320 will be reclassified into earnings within the next 12 months and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.

The ineffective portion of the change in fair value of a cash flow hedge, including the time value portion excluded from effectiveness testing for the three and nine months ended June 30, 2022 and 2021, was not material.

Cash flow hedges are required to be discontinued in the event it becomes probable that the underlying forecasted hedged transaction will not occur. The Company did not discontinue any cash flow hedges during any of the periods presented nor does the Company anticipate any such discontinuance in the normal course of business.

Other Risk Management Derivatives

The Company also enters into foreign currency exchange forward and option contracts that are not designated as hedging instruments under hedge accounting and are used to reduce the impact of foreign currency on certain balance sheet exposures and certain revenue and expense transactions.

These instruments are generally short-term in nature, with typical maturities of less than 12 months, and are subject to fluctuations in foreign exchange rates.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

The effect of the Company’s derivative instruments not designated as hedging instruments in the consolidated statements of income for the three and nine months ended June 30, 2022 and 2021, respectively, which partially offsets the foreign currency impact from the underlying exposure, is summarized as follows:

	Losses Recognized in Income
	Three months ended June 30,		Nine months ended June 30,
	2022	2021	2022	2021
Line item in consolidated statements of income:
Cost of revenue	$(6,231)	$1,448	$(6,218)	$4,749
Research and development	(1,650)	456	(1,673)	1,054
Selling, general and administrative	(1,755)	521	(1,860)	1,265
Interest and other expense, net	(5,092)	(4,318)	(9,967)	(6,020)
Income taxes	2,378	(368)	2,254	(2,950)

Total	$(12,350)	$(2,261)	$(17,464)	$(1,902)

8.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	As of
	June 30, 2022	September 30, 2021
Ongoing accrued expenses	$190,729	$206,905
Project-related provisions	96,363	125,612
Dividends payable	48,180	44,956
Taxes payable	40,303	34,717
Derivative instruments	40,106	3,281
Other	196,417	196,832

Accrued expenses and other current liabilities	$612,098	$612,303

9. Income Taxes

The provision (benefit) for income taxes for the following periods consisted of:

	Three months ended June 30,		Nine months ended June 30,
	2022	2021	2022	2021
Current	$17,600	$46,207	$83,996	$161,108
Deferred	15,437	(37,104)	(20,442)	(64,882)

Income taxes	$33,037	$9,103	$63,554	$96,226

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

The Company’s effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:

	Three months ended June 30,		Nine months ended June 30,
	2022	2021	2022	2021
Statutory Guernsey tax rate	0%	0%	0%	0%
Foreign taxes (1)	(20.5)	5.9	13.1	14.6

Effective income tax rate	(20.5%)	5.9%	13.1%	14.6%

As a Guernsey company subject to a corporate tax rate of zero percent, the Company’s overall effective tax rate is attributable to foreign taxes. The change in rate is primarily driven by discrete items in the respective period presented as outlined below.

(1) Foreign taxes for the nine months ended June 30, 2022:

During the nine months ended June 30, 2022, the Company recorded a tax benefit of $37,000 related to the release of accrued withholding taxes on unremitted earnings accumulated in Israel. The release of the accrued withholding taxes followed the Company’s funding decisions relating to the construction of its new Israeli campus; such funding decisions have also taken into consideration the recent changes in Israeli law and the recent application of the Preferred Technological Enterprise regime to the company’s main Israeli operating subsidiary.

Foreign taxes in the nine months ended June 30, 2022 also included a benefit of $4,578 relating to changes in tax regulations in certain jurisdiction, an expense of $3,193 for the estimated additional tax charge as a result of the gain from sale of a business, (see also Note 3) and a benefit of $4,525 relating to release of gross unrecognized tax benefits due to settlements of tax audits and expiration of the periods set forth in statutes of limitations in certain jurisdictions.

(1) Foreign taxes for the nine months ended June 30, 2021:

Foreign taxes in the nine months ended June 30, 2021 included an expense of $39,596 for the estimated additional tax charge as a result of the gain from sale of a business, see also Note 3.

Foreign taxes in the three and the nine months ended June 30, 2021 also included a benefit of $10,933 resulting from internal structural changes in certain jurisdictions in which the Company operates.

Foreign taxes in the nine months ended June 30, 2021 also included a benefit of $5,272 relating to release of gross unrecognized tax benefits due to expiration of the periods set forth in statutes of limitations in certain jurisdictions, and changes in facts and circumstances resulting in a change in measurement of certain positions.

As of June 30, 2022, deferred tax assets of $59,936, derived primarily from tax credits, net capital and operating loss carry forwards related to some of the Company’s subsidiaries, were offset by valuation allowances due to the uncertainty of realizing tax benefit for such credits and losses.

The total amount of gross unrecognized tax benefits, which includes interest and penalties, was $208,329 as of June 30, 2022, all of which would affect the effective tax rate if realized.

As of June 30, 2022, the Company had accrued $31,595 in income taxes payable for interest and penalties relating to unrecognized tax benefits.

The Company is currently under audit in several jurisdictions for the tax years 2007 and onwards. Timing of the resolution of audits is highly uncertain and therefore the Company generally cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

10. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended June 30,		Nine months ended June 30,
	2022	2021	2022	2021
Numerator:
Net income	$128,466	$146,150	$420,565	$564,849
Less-net income and dividends attributable to participating restricted shares	(1,926)	(1,615)	(5,982)	(5,654)

Numerator for basic earnings per common share	$126,540	$144,535	$414,583	$559,195

Add-undistributed income allocated to participating restricted shares	1,202	1,109	3,966	4,297
Less-undistributed income reallocated to participating restricted shares	(1,194)	(1,102)	(3,940)	(4,273)

Numerator for diluted earnings per common share	$126,548	$144,542	$414,609	$559,219

Denominator:
Weighted average number of shares outstanding - basic	122,319	127,172	123,271	129,362
Less- weighted average number of participating restricted shares	(1,834)	(1,406)	(1,753)	(1,295)

Weighted average number of common shares - basic	120,485	125,766	121,518	128,067

Effect of dilutive stock options and restricted stock units granted	834	879	827	753

Weighted average number of common shares - diluted	121,319	126,645	122,345	128,820

Basic earnings per common share	$1.05	$1.15	$3.41	$4.37

Diluted earnings per common share	$1.04	$1.14	$3.39	$4.34

For the three and nine months ended June 30, 2022, 6 and 55 shares, respectively, on a weighted average basis, were attributable to antidilutive outstanding stock options and restricted stock units. For the three and nine months ended June 30, 2021, 0 and 1,144 shares, respectively, on a weighted average basis, were attributable to antidilutive outstanding stock options and restricted stock units. Shares attributable to antidilutive outstanding stock options and restricted stock units were not included in the calculation of diluted earnings per share.

11. Repurchase of Shares

From time to time, the Company’s Board of Directors can adopt share repurchase plans authorizing the repurchase of the Company’s outstanding ordinary shares. On May 12, 2021, the Company’s Board of Directors adopted a share repurchase plan for the repurchase of up to $1.0 billion of the Company’s outstanding ordinary shares with no expiration date. The May 2021 plan permits the Company to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that the Company considers appropriate. In the nine months ended June 30, 2022, the Company repurchased 5,202 ordinary shares at an average price of $77.05 per share (excluding broker and transaction fees). As of June 30, 2022, the Company had remaining authority to repurchase up to $597,639 of its outstanding ordinary shares under the May 2021 plan.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

12. Financing Arrangements

In December 2011, the Company entered into an unsecured $500,000 five-year revolving credit facility with a syndicate of banks (the “Revolving Credit Facility”). In December 2014, December 2017 and March 2021, the Revolving Credit Facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019, December 2022 and March 2026, respectively. As of June 30, 2022, the Company was in compliance with the financial covenants and had no outstanding borrowings under the Revolving Credit Facility.

In June 2020, the Company issued an aggregate principal amount of $650,000 in Senior Notes that will mature in June 2030 and bear interest at a fixed rate of 2.538 percent per annum (the “Senior Notes”). The interest is payable semi-annually in June and December of each year, commencing in December 2020. The Company incurred issuance costs of $6,121 in relation with the Senior Notes, which are being amortized to interest expenses over the term of the Senior Notes using the effective interest rate. The Senior Notes are senior unsecured obligations of the Company and rank equally in right of payment with all existing and future senior indebtedness of the Company, including any indebtedness the Company may incur from time to time under the Revolving Credit Facility.

The total interest expense recognized in connection with the Senior Notes for the three and nine months ended June 30, 2022 was $4,261 and $12,761, respectively. The accrued interest on the Senior Notes is included in accrued expenses and other current liabilities and was immaterial as of June 30, 2022. As of June 30, 2022, the noncurrent outstanding principal portion was $650,000.

The total estimated fair value of the Senior Notes as of June 30, 2022 was $551,265. The fair value was determined based on the closing trading price of Senior Notes as of June 30, 2022 and is deemed a Level 2 liability within the fair value measurement framework.

As of June 30, 2022, the Company had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $76,286. These were supported by a combination of the uncommitted lines of credit that the Company maintains with various banks.

13. Stock Option and Incentive Plan

In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan, or Equity Incentive Plan, which provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors, and consultants. Since its adoption, the Equity Incentive Plan has been amended on several occasions to, among other things, increase the number of ordinary shares issuable under the Equity Incentive Plan. In January 2020, the maximum number of ordinary shares authorized to be granted under the Equity Incentive Plan was increased from 67,550 to 70,550. Awards granted under the Equity Incentive Plan generally vest over a period of three to four years subject to service based conditions or a combination of service and performance-based conditions and stock options have a term of ten years. Also, in accordance with the Equity Incentive Plan, options are issued at or above the market price at the time of grant.

During the nine months ended June 30, 2022, the Company granted 1,389 restricted shares and restricted stock units. The weighted average fair values associated with these grants were $74.12 per restricted share.

Equity-based payments to employees, including grants of employee stock options, are recognized in the statements of income based on their fair values.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

Employee equity-based compensation pre-tax expense for the three and nine months ended June 30, 2022 and 2021 was as follows:

	Three months ended June 30,		Nine months ended June 30,
	2022	2021	2022	2021
Cost of revenue	$8,523	$6,020	$23,740	$16,543
Research and development	1,495	1,032	4,093	2,876
Selling, general and administrative	8,104	6,939	24,867	20,524

Total	$18,122	$13,991	$52,700	$39,943

The Company recognizes compensation costs for its equity incentive grants using the graded vesting attribution method. As of June 30, 2022, there was $82,047 of unrecognized compensation expense related to unvested stock options and unvested restricted shares which is expected to be recognized over a weighted average period of approximately one year, based on the vesting periods of the grants.

14. Dividends

The Company’s Board of Directors declared the following dividends during the nine months ended June 30, 2022 and 2021:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount	Payment Date
May 11, 2022	$0.395	June 30, 2022	$48,180	July 29, 2022
February 1, 2022	$0.395	March 31, 2022	$48,527	April 29, 2022
November 2, 2021	$0.36	December 31, 2021	$44,410	January 28, 2022
May 12, 2021	$0.36	June 30, 2021	$45,580	July 23, 2021
February 2, 2021	$0.36	March 31, 2021	$45,958	April 23, 2021
November 10, 2020	$0.3275	December 31, 2020	$42,850	January 22, 2021

The amounts payable as a result of the May 11, 2022 and May 12, 2021 declarations were included in accrued expenses and other current liabilities as of June 30, 2022 and 2021, respectively.

On August 3, 2022 the Company’s Board of Directors approved the next quarterly dividend payment of $0.395 per share and set September 30, 2022 as the record date for determining the shareholders entitled to receive the dividend, which is payable on October 28, 2022.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

15. Contingencies

Legal Proceedings

The Company is involved in various legal claims and proceedings arising in the normal course of its business. The Company accrues for a loss contingency when it determines that it is probable, after consultation with counsel, that a liability has been incurred and the amount of such loss can be reasonably estimated. At this time, the Company believes that the results of any such contingencies, either individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Certain of the Company’s subsidiaries are currently in a dispute with a state-owned telecom enterprise in Ecuador, which appears to have political aspects. The Company’s counterparty has claimed monetary damages. The dispute is over contracts, under which the Company was providing certain services, which have been terminated by the counterparty in connection with such dispute and which are under scrutiny by certain local governmental authorities. The Company believes it has solid arguments and is vigorously defending its rights. To date, however, the Ecuadorian Courts have responded to such defense efforts, including motions alleging constitutional defects, in an inconsistent manner. While we have achieved some successes, the majority of the procedures are still ongoing. The Company is unable to reasonably estimate the ultimate outcome of the above dispute.

Item 2. Operating and Financial Review and Prospects

Forward Looking Statements

This section contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as “expect”, “anticipate”, “believe”, “seek”, “estimate”, “project”, “forecast”, “continue”, “potential”, “should”, “would”, “could”, “intend” and “may”, and other words that convey uncertainty of future events or outcome. Statements that we make in this document that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. Although we may elect to update forward-looking statements in the future, we disclaim any obligation to do so, even if our assumptions and projections change, except where applicable law may otherwise require us to do so. Readers should not rely on those forward-looking statements as representing our views as of any date subsequent to the date of this report.

Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; prevailing level of macro-economic, business, and operational uncertainty, the duration and severity of the COVID-19 (coronavirus) pandemic, and its impact on the global economy; changes in competition in markets in which we operate; changes in the demand for our products and services; consolidation within the industries in which our customers operate; our ability to derive revenues in the future from our current research and development efforts; the loss of a significant customer; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these and other important factors and other risks including the COVID-19 risk, please read the information set forth under the caption “Risk Factors” in our Annual Report on Form 20-F for fiscal year 2021, filed on December 9, 2021 with the U.S. Securities and Exchange Commission.

Overview of Business and Trend Information

Amdocs is a leading provider of software and services for more than 350 communications, Pay TV, entertainment and media industry and other service providers in developed countries and emerging markets. Amdocs also holds relationships with hundreds of content owners and distributors around the globe. Our software and services, which we develop, implement and manage, are designed to meet the business imperatives of our customers and help them modernize, automate and digitize their business in the cloud. Our offerings enable service providers to efficiently and cost-effectively engage their customers, introduce new products and services, automate service and network operations, monetize connectivity and content, support new business models and generally enhance their understanding of their customers.

We believe the demand for our solutions is driven by our clients’ continued migration to the cloud, deployment of 5G networks and transformation into digital service providers to provide wireless access services, content and applications (apps) on any device through digital and non-digital channels. Regardless of whether service providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that they seek to differentiate themselves by delivering a customer experience that is simple, personal, contextual and valuable at every point of engagement and across all channels.

Our offerings, grouped by technology capabilities such as commerce and care, catalog management, monetization, subscription and content management, IoT, AI, service and network automation and network deployment and optimization, are designed to meet the challenges facing our customers as they roll out 5G networks, migrate to the cloud and transform into digital service providers within the framework of a hybrid IT environment, which requires them to rapidly introduce new cloud-native applications while still operating legacy systems. They enable modular expansion as a service provider evolves, ensuring lower cost and reduced-risk implementations, while their microservices-based architecture enables the rapid deployment of complex applications as suites of independently deployable services that can be frequently upgraded via DevOps. Our comprehensive line of services is designed to address every stage of a service provider’s lifecycle. They include consulting, delivery, quality engineering, operations, systems integration, mobile network services, experience design and content services. Our managed services provide multi-year, flexible and tailored business processes and applications services, including application development, modernization and maintenance, IT and infrastructure services, testing and professional services that are designed to assist customers in the selection, implementation, operation, management and maintenance of their IT systems.

We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications and media industry. In the nine months ended June 30, 2022, customers in North America accounted for 67.6% of our revenue, while customers in Europe and the rest of the world accounted for 12.8% and 19.6%, respectively. We maintain and support development facilities in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the UK and the United States.

We derive our revenue principally from:

•	the initial sales of licenses to use our products and related services, including modification, implementation, integration and customization services,

•	providing managed services in our domain expertise and other related services, and

•	recurring revenue from ongoing support, maintenance and enhancements provided to our customers, and from incremental license fees resulting from increases in a customer’s business volume.

Our results of operations are affected by general economic conditions and the level of economic activity in the industries and markets that we serve. The current COVID-19 pandemic has increased that level of volatility and uncertainty globally and has created economic disruption. While the extent of the impact of the COVID-19 pandemic on our business remains uncertain, we have been able to continue to seamlessly serve our customers and operate their mission-critical systems without interruption. In addition, the prevailing level of macro-economic, business, and operational uncertainty and foreign exchange rates fluctuation, may continue to present challenges in future periods. Although we try to mitigate the foreign currency exchange rates impact on our results through our hedging policy, we cannot assure that we will be able to effectively limit all of our exposure.

Revenue Recognition, we recognize revenue under the five-step methodology required under ASC 606, which requires us to identify the contract with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations identified, and recognize revenue when (or as) each performance obligation is satisfied.

As a significant portion of our revenue is satisfied over time as work progresses, the annual and quarterly operating results may be affected by the size and timing of the initiation of customer projects as well as our progress in completing such projects.

For our primary revenue categories, related performance obligations, and associated recognition patterns please see Note 4 to our consolidated financial statements.

Revenue generated in connection with managed services arrangements is a significant part of our business, generating substantial, long-term recurring revenue streams and cash flow. Managed services arrangements include management of data center operations and IT infrastructure, application management and ongoing support, management of end-to-end business processes, and managed transformation that includes both a transformation project as well as taking over managed services responsibility. Revenue from managed services arrangements accounted for approximately $717.9 million and $650.5 million in the three months ended June 30, 2022 and 2021, respectively, and $2.04 billion and $1.91 billion in the nine months ended June 30, 2022 and 2021, respectively. Managed services engagements can be less profitable in their early stages; however, margins tend to improve over time, and this improvement is seen more rapidly in the initial period of an engagement, as we derive benefit from the operational efficiencies and from changes in the geographical mix of our resources.

Recent Accounting Standards

Please see Note 2 to our consolidated financial statements.

Results of Operations

The following table sets forth for the three and nine months ended June 30, 2022 and 2021. Certain items in our consolidated statements of income are reflected as a percentage of revenue (figures may not sum because of rounding):

	Three months ended June 30,		Nine months ended June 30,
	2022	2021	2022	2021
Revenue	100%	100%	100%	100%
Operating expenses:
Cost of revenue	64.5	64.7	64.7	65.7
Research and development	7.7	7.6	7.6	7.2
Selling, general and administrative	11.7	11.5	11.7	11.3
Amortization of purchased intangible assets and other	1.5	1.8	1.6	1.9

	85.4	85.5	85.5	86.1

Operating income	14.6	14.5	14.5	13.9
Interest and other expense, net	(0.7)	—	(0.6)	(0.3)
Gain from sale of a business	—	—	0.3	7.1

Income before income taxes	13.9	14.6	14.2	20.7
Income taxes	2.8	0.9	1.9	3.0

Net income	11.1%	13.7%	12.3%	17.6%

Nine Months Ended June 30, 2022 and 2021

The following is a tabular presentation of our results of operations for the nine months ended June 30, 2022 compared to the nine months ended June 30, 2021. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Nine months ended June 30,		Increase (Decrease)
	2022	2021	Amount	%

	(in thousands)
Revenue	$3,410,193	$3,201,331	$208,862	6.5%
Operating expenses:
Cost of revenue	2,206,189	2,103,601	102,588	4.9
Research and development	258,488	231,617	26,871	11.6
Selling, general and administrative	399,168	361,240	37,928	10.5
Amortization of purchased intangible assets and other	53,237	60,510	(7,273)	(12.0)

	2,917,082	2,756,968	160,114	5.8

Operating income	493,111	444,363	48,748	11.0
Interest and other (expense) income, net	(18,992)	(9,698)	(9,294)	95.8
Gain from sale of a business	10,000	226,410	(216,410)	(95.6)

Income before income taxes	484,119	661,075	(176,956)	(26.8)
Income taxes	63,554	96,226	(32,672)	(34.0)

Net income	$420,565	$564,849	$(144,284)	(25.5)%

Revenue. Revenue increased by $208.9 million, or 6.5%, to $3,410.2 million in the nine months ended June 30, 2022, from $3,201.3 million in the nine months ended June 30, 2021. The increase in revenue was attributable primarily to an increase in managed services arrangements and transformation activities in North America reflecting strong business activity building next-generation platforms for our customers and was partially offset by a decrease in revenue as a result of the divestiture of OpenMarket completed on December 31, 2020. Revenue for the nine months ended June 30, 2022, increased by 7.6% compared to the nine months ended June 30, 2021, excluding approximately 1.1% negative foreign exchange fluctuations impact, primarily in Europe.

In the nine months ended June 30, 2022, revenue from customers in North America, Europe and the rest of the world accounted for 67.6%, 12.8% and 19.6%, respectively, of total revenue, compared to 64.6%, 14.9% and 20.5%, respectively, in the nine months ended June 30, 2021. The increase in revenue from customers in North America was primarily attributable to higher revenue from managed services arrangements and transformation activities from key customers in North America which was partially offset by the divestiture of OpenMarket completed on December 31, 2020.

Revenue from customers in Europe decreased during the nine months ended June 30, 2022, primarily as a result of the impact of negative foreign exchange fluctuations as well as the divestiture of OpenMarket completed on December 31, 2020.

Revenue from customers in the rest of the world in absolute amount increased while the percentage of total revenue increased at a higher rate, which resulted in a decrease of revenue from customers in rest of the world as a percentage of total revenue. This increase was partially offset by negative foreign exchange fluctuations impact.

Cost of Revenue. Cost of revenue consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products, as well as fee and royalty payments to software suppliers. Cost of revenue increased by $102.6 million, or 4.9%, to $2,206.2 million in the nine months ended June 30, 2022, from $2,103.6 million in the nine months ended June 30, 2021. The Cost of revenue as a percentage of revenue, decreased to 64.7% in the nine months ended June 30, 2022, from 65.7% in in the nine months ended June 30, 2021. This decrease in cost of revenue as a percentage of revenue was attributable to operational excellence initiatives through automation and new methodologies, the divestiture of OpenMarket completed on December 31, 2020 (as OpenMarket’s cost of revenue as a percentage of revenue was higher than the Company average), and the impact of changes of certain acquisition-related liabilities measured at fair value recognized in the nine months ended June 30, 2022 and June 30, 2021. Our Cost of Revenue also increased as a result of negative foreign exchange impacts.

Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense increased by $26.9 million, or 11.6%, to $258.5 million in the nine months ended June 30, 2022, from $231.6 million in the nine months ended June 30, 2021. Research and development expense increased as a percentage of revenue from 7.2% in the nine months ended June 30, 2021, to 7.6% in the nine months ended June 30, 2022, as we have been accelerating our investment in our cloud offerings, 5G and network related innovation and further developing our digital offerings. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. However, increase or decrease in our revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Selling, General and Administrative. Selling, general and administrative expense, which is primarily comprised of compensation expense, increased by $37.9 million, or 10.5%, to $399.2 million in the nine months ended June 30, 2022, from $361.2 million in the nine months ended June 30, 2021. Selling, general and administrative expense increased as a percentage of revenue from 11.3% in the nine months ended June 30, 2021, to 11.7% in the nine months ended June 30, 2022. The increase as a percentage of revenue was primarily attributable to sales and marketing efforts, and to selling, general and administrative expense attributable to recent completed acquisitions, which were partially offset by decrease in the account receivable allowances. Selling, general and administrative expense may fluctuate from time to time, depending upon such factors as changes in our workforce and sales efforts and the results of any operational efficiency programs that we may undertake.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other in the nine months ended June 30, 2022, decreased by $7.3 million, or 12.0% to $53.2 million from $60.5 million in the nine months ended June 30, 2021. The decrease in amortization of purchased intangible assets and other was primarily attributable to a completion of amortization of previously purchased intangible assets, and to a lesser extent, a decrease in acquisition-related costs, partially offset by an increase in amortization of intangible assets due to recently completed acquisitions.

Operating Income. Operating income increased by $48.7 million, or 11.0%, in the nine months ended June 30, 2022, to $493.1 million, or 14.5% of revenue, from $444.4 million, or 13.9% of revenue, in the nine months ended June 30, 2021. Our revenue in the nine months ended June 30, 2022 increased in a higher rate than the increase in cost of revenue, which resulted in an increase in our operating income. The increase in operating income was partially offset by increase in research and development expense and selling, general and administrative expense. Our operating income was negatively affected by foreign exchange impacts.

Interest and Other (Expense) Income, Net. Interest and other (expense) income, net, changed from a net expense of $9.7 million in the nine months ended June 30, 2021 to a net expense of $19.0 million in the nine months ended June 30, 2022. The increase in interest and other (expense) income, net, was primarily attributable to an increase in foreign exchange fluctuation impacts and changes of minority equity investments measured at fair value, partially offset by decrease in interest expenses related to financing activities recorded in the nine months ended June 30, 2022 compared to the nine months ended June 30, 2021.

Gain from sale of a business. Gain from sale of a business, in the nine months ended June 30, 2022, decreased by $216.4 million, or 95.6% to $10.0 million from $226.4 million in the nine months ended June 30, 2022. Please see Note 3 to our consolidated financial statements.

Income Taxes. Income taxes for the nine months ended June 30, 2022 were $63.6 million on pre-tax income of $484.1 million, resulting in an effective tax rate of 13.1%, compared to 14.6% in the nine months ended June 30, 2021. The decrease in the effective tax rate is primarily attributable to income taxes for the nine months ended June 30, 2022, included a tax benefit recorded that period, see also note 9 to our consolidated financial statement. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period.

Net Income. Net income decreased by $144.3 million, or 25.5%, to $420.6 million in the nine months ended June 30, 2022, from $564.8 million in the nine months ended June 30, 2021. The decrease in net income was primarily attributable to the gain from sale of a business, net of tax, which was recorded in the nine months ended June 30, 2021, partially offset by an increase in operating income and a decrease in income taxes in the nine months ended June 30, 2022.

Diluted Earnings Per Share. Diluted earnings per share decreased by $0.95, or 21.9%, to $3.39 in the nine months ended June 30, 2022, from $4.34 in the nine months ended June 30, 2021. The decrease in diluted earnings per share was primarily attributable to the gain from sale of a business, net of tax, which increased the diluted earnings per share by $0.06 and $1.43 for the nine months ended June 30, 2022 and 2021, respectively. The decrease was partially offset by an increase in operating income, decrease in income taxes and by the decrease in the diluted weighted average number of shares outstanding, which resulted from share repurchases. Please see also Note 10 to our consolidated financial statements.

Three Months Ended June 30, 2022 and 2021

The following is a tabular presentation of our results of operations for the three months ended June 30, 2022 compared to the three months ended June 30, 2021. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Three months ended June 30,		Increase (Decrease)
	2022	2021	Amount	%

	(in thousands)
Revenue	$1,160,290	$1,066,254	$94,036	8.8%
Operating expenses:
Cost of revenue	748,214	689,370	58,844	8.5
Research and development	89,479	80,794	8,685	10.7
Selling, general and administrative	136,110	122,401	13,709	11.2
Amortization of purchased intangible assets and other	17,173	18,770	(1,597)	(8.5)

	990,976	911,335	79,641	8.7

Operating income	169,314	154,919	14,395	9.3
Interest and other (expense) income, net	(7,811)	334	(8,145)	(2,438.6)

Income before income taxes	161,503	155,253	6,250	4.0
Income taxes	33,037	9,103	23,934	262.9

Net income	$128,466	$146,150	$(17,684)	(12.1)%

Revenue. Revenue increased by $94.0 million, or 8.8%, to $1,160.3 million in the three months ended June 30, 2022, from $1,066.3 million in the three months ended June 30, 2021. The increase in revenue was primarily attributable to an increase in managed services arrangements and transformation activities in North America reflecting strong business activity building next-generation platforms for our customers. Revenue for the three months ended June 30, 2022, increased by 10.8% compared to the three months ended June 30, 2021, excluding approximately 2.0% negative foreign exchange fluctuations impact.

In the three months ended June 30, 2022, revenue from customers in North America, Europe and the rest of the world accounted for 67.9%, 12.6% and 19.5%, respectively, of total revenue, compared to 64.3%, 14.6% and 21.1%, respectively, in the three months ended June 30, 2021. The increase in revenue from customers in North America was primarily attributable to higher revenue from managed services arrangements and transformation activities from key customers in North America.

Revenue from customers in Europe decreased during the three months ended June 30, 2022, primarily as a result of the impact of negative foreign exchange fluctuations. Excluding negative foreign exchange fluctuations, the absolute amount in revenue from customers in Europe increased during the three months ended June 30, 2022.

Revenue from customers in the rest of the world in absolute amount remained stable while the percentage of total revenue increased at a higher rate, which resulted in a decrease of revenue from customers in rest of the world as a percentage of total revenue. Revenue from customers in rest of the world was negatively affected by foreign exchange fluctuations.

Cost of Revenue. Cost of revenue consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products, as well as fee and royalty payments to software suppliers. Cost of revenue increased by $58.8 million, or 8.5%, to $748.2 million in the three months ended June 30, 2022, from $689.4 million in the three months ended June 30, 2021. The Cost of revenue as a percentage of revenue, decreased to 64.5% in the three months ended June 30, 2022, from 64.7% in the three months ended June 30, 2021. This decrease in cost of revenue as a percentage of revenue was primarily attributable to operational excellence initiatives through automation and new methodologies. Our cost of revenue increased as a result of negative foreign exchange impacts.

Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense increased by $8.7 million, or 10.7%, to $89.5 million in the three months ended June 30, 2022, from $80.8 million in the three months ended June 30, 2021. Research and development expense increased as a percentage of revenue from 7.6% in the three months ended June 30, 2021, to 7.7% in the three months ended June 30, 2022, as we have been accelerating our investment in our cloud offerings, 5G and network related innovation and further developing our digital offerings. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. However, increase or decrease in our revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Selling, General and Administrative. Selling, general and administrative expense, which is primarily comprised of compensation expense, increased by $13.7 million, or 11.2%, to $136.1 million in the three months ended June 30, 2022, from $122.4 million in the three months ended June 30, 2021. Selling, general and administrative expense remained relatively stable as a percentage of revenue, 11.5% in the three months ended June 30, 2021, and 11.7% in the three months ended June 30, 2022. Selling, general and administrative expense may fluctuate from time to time, depending upon such factors as changes in our workforce and sales efforts and the results of any operational efficiency programs that we may undertake.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other in the three months ended June 30, 2022, decreased by $1.6 million, or 8.5% to $17.2 million from $18.8 million in the three months ended June 30, 2021. The decrease in amortization of purchased intangible assets and other was primarily attributable to a completion of amortization of previously purchased intangible assets, partially offset by an increase in amortization of intangible assets due to recently completed acquisitions and, to a lesser extent, an increase in acquisition related costs.

Operating Income. Operating income increased by $14.4 million, or 9.3%, in the three months ended June 30, 2022, to $169.3 million, or 14.6% of revenue, from $154.9 million, or 14.5% of revenue, in the three months ended June 30, 2021. The increase in operating income was attributable primarily to the benefit of operational excellence initiatives, partially offset by increase in selling, general and administrative expense and research and development expense. Our operating income was negatively affected by foreign exchange impacts.

Interest and Other (Expense) Income, Net. Interest and other (expense) income, net, changed from a net income of $0.3 million in the three months ended June 30, 2021 to a net expense of $7.8 million in the three months ended June 30, 2022. The increase in interest and other (expense) income, net, was primarily attributable to an increase in foreign exchange fluctuation impacts and changes of minority equity investments measured at fair value, partially offset by decrease in interest expenses related to financing activities recorded in the three months ended June 30, 2022 compared to the three months ended June 30, 2021.

Income Taxes. Income taxes for the three months ended June 30, 2022 were $33.0 million on pre-tax income of $161.5 million, resulting in an effective tax rate of 20.5%, compared to 5.9% in the three months ended June 30, 2021. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period. Please see Note 9 to our consolidated financial statements.

Net Income. Net income decreased by $17.7 million, or 12.1%, to $128.5 million in the three months ended June 30, 2022, from $146.2 million in the three months ended June 30, 2021. The decrease in net income during the three months ended June 30, 2022 was primarily attributable to the increase in income taxes, partially offset by an increase in operating income.

Diluted Earnings Per Share. Diluted earnings per share decreased by $0.1, or 8.8%, to $1.04 in the three months ended June 30, 2022, from $1.14 in the three months ended June 30, 2021. The decrease in diluted earnings per share was primarily attributable to the decrease in net income during the three months ended June 30, 2022, partially offset by a decrease in the diluted weighted average number of shares outstanding which resulted from share repurchases. Please see also Note 10 to our consolidated financial statements.

Liquidity and Capital Resources

Cash, Cash Equivalents and Short-Term Interest-Bearing Investments. Cash, cash equivalents and short-term interest-bearing investments, totaled $850.3 million as of June 30, 2022, compared to $965.6 million as of September 30, 2021. The decrease was mainly attributable to $400.9 million repurchase of our ordinary shares pursuant to our repurchase program, $145.4 million for capital expenditures, net, $137.9 million of cash dividend payment, and $30.6 million payments for business acquisitions, partially offset by $539.8 million positive cash flow from operating activities, reflecting healthy cash collections, $73.0 million of proceeds from stock option exercises and additional $10.0 million cash received from sale of a business. Net cash provided by operating activities amounted to $539.8 million and $726.1 million in the nine months ended June 30, 2022 and 2021, respectively. The net cash provided in the nine months ended June 30, 2021 included the cash benefit of a multi-year strategic partnership agreement with T-Mobile.

Our free cash flow for the nine months ended June 30, 2022 was $394.4 million and is calculated as net cash provided by operating activities of $539.8 million for the period less $145.4 million for capital expenditures, net (which included capital expenditures of $77.7 million as part of our investment in our new campus in Israel).

Free cash flow is a non-GAAP financial measure and is not prepared in accordance with, and is not an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures with similar names used by other companies. Non-GAAP measures such as free cash flow should only be reviewed in conjunction with the corresponding GAAP measures. We believe that free cash flow, when used in conjunction with the corresponding GAAP measure provides useful information to investors and management relating to the amount of cash generated by the Company’s business operations.

We believe that our current cash balances, cash generated from operations, our current lines of credit, loans, Senior Notes and our ability to access capital markets will provide sufficient resources to meet our operational needs, fund the construction of the new campus in Israel, loan and debt repayment needs, fund share repurchases and the payment of cash dividends for at least the next twelve months.

We have short-term interest-bearing investments comprised of marketable securities and bank deposits. We classify all of our marketable securities as available-for-sale securities. Such marketable securities consist primarily of money market funds, corporate bonds, U.S. government treasuries and municipal bonds, which are stated at market value. We believe we have conservative investment policy guidelines. Our interest-bearing investments are stated at fair value with the unrealized gains or losses reported as a separate component of accumulated other comprehensive (loss) income, net of tax, unless a security is impaired due to a credit loss, in which case the loss is recorded in the consolidated statements of income. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use other observable inputs to price these securities. During the nine months ended June 30, 2022 and 2021, we did not recognize any credit losses. Please see Notes 5 and 6 to the consolidated financial statements.

Revolving Credit Facility, Loans, Senior Notes, Letters of Credit, Guarantees and Contractual Obligations. In December 2011, we entered into the unsecured $500.0 million Revolving Credit Facility. In December 2014, December 2017 and March 2021, the Revolving Credit Facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019, December 2022 and March 2026, respectively. As of June 30, 2022, we were in compliance with the financial covenants and had no outstanding borrowing under the Revolving Credit Facility.

In June 2020, we issued an aggregate principal amount of $650.0 million in Senior Notes that will mature in June 2030 and bear interest at a fixed rate of 2.538 percent per annum (the “Senior Notes”). The interest is payable semi-annually in June and December of each year, commencing in December 2020. We incurred issuance costs of $6.1 million in relation to the Senior Notes, which are being amortized to interest expenses over the term of the Senior Notes using the effective interest rate. The Senior Notes are our senior unsecured obligations and rank equally in right of payment with all of our existing and future senior indebtedness, including any indebtedness we may incur from time to time under the Revolving Credit Facility. As of June 30, 2022, the noncurrent outstanding principal portion was $650.0 million, please see Note 12 to our consolidated financial statements.

As of June 30, 2022, we had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $76.3 million. These were supported by a combination of the uncommitted lines of credit that we maintain with various banks.

We have contractual obligations for Long-term and Short-term debt and accrued interests, non-cancelable operating leases, purchase obligations, pension funding and unrecognized tax benefits, the total net investment related to the construction of the new campus in Israel, summarized in the disclosure of contractual obligations set forth in our Annual Report on Form 20-F for the fiscal year ended September 30, 2021, filed on December 9, 2021 with the SEC. Since September 30, 2021, there have been no material changes in our aggregate contractual obligations mentioned above.

Capital Expenditures. Generally, the majority of our capital expenditures (excluding the investment in our new campus in Israel) consist of purchases of computer equipment, and the remainder is attributable mainly to leasehold improvements. Our capital expenditures were approximately $145.4 million in the nine months ended June 30, 2022 and were mainly attributable to investments in our operating facilities and our development centers around the world (including the investment in our new campus in Israel).

The total net investment we expect to make in connection with the construction of the new campus is estimated to be approximately $350 million over a period of five years, starting with fiscal year 2018, out of which approximately $96 million was incurred in fiscal year 2018 by both us and our partner Union at equal portions (i.e. our net investment was approximately $48 million), $7 million was incurred by us in fiscal year 2019 (which is net of proceed of $9.7 million relating to the refund of betterment levy), $63 million was incurred by us in fiscal year 2020 and $101 million was incurred by us in fiscal year 2021. We expect to incur approximately $110 million in fiscal year 2022, the majority of which has been incurred as of June 30, 2022. In addition, we expect to complete and start occupying our campus during the later part of calendar year 2022.

Share Repurchases. From time to time, our Board of Directors can adopt share repurchase plans authorizing the repurchase of our outstanding ordinary shares. On May 12, 2021, our Board of Directors adopted a share repurchase plan authorizing the repurchase of up to $1.0 billion of our outstanding ordinary shares with no expiration date. During the nine months ended June 30, 2022, we repurchased approximately 5.2 million ordinary shares at an average price of $77.05 per share (excluding broker and transaction fees). The May 2021 plan permits us to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that we consider appropriate. As of June 30, 2022, we had remaining authority to repurchase up to $597.6 million of our outstanding ordinary shares under the May 2021 plan.

Cash Dividends. Our Board of Directors declared the following dividends during the nine months ended June 30, 2022 and 2021:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount in millions	Payment Date
May 11, 2022	$0.395	June 30, 2022	$48.2	July 29, 2022
February 1, 2022	$0.395	March 31, 2022	$48.5	April 29, 2022
November 2, 2021	$0.36	December 31, 2021	$44.4	January 28, 2022
May 12, 2021	$0.36	June 30, 2021	$45.6	July 23, 2021
February 2, 2021	$0.36	March 31, 2021	$46.0	April 23, 2021
November 10, 2020	$0.3275	December 31, 2020	$42.9	January 22, 2021

On August 3, 2022, our Board of Directors approved the next quarterly dividend payment of $0.395 and set September 30, 2022 as the record date for determining the shareholders entitled to receive the dividend, which is payable on October 28, 2022.

Our Board of Directors considers on a quarterly basis whether to declare and pay, if any, a dividend in accordance with the terms of the dividend program, subject to applicable Guernsey law and based on several factors including our financial performance, outlook and liquidity. Guernsey law requires that our Board of Directors considers a dividend’s effects on our solvency before it may be declared or paid. While the Board of Directors will have the authority to reduce the quarterly dividend or discontinue the dividend program should it determine that doing so is in the best interests of our shareholders or is necessary pursuant to Guernsey law, any increase to the per share amount or frequency of the dividend would require shareholder approval.

Currency Fluctuations

We manage our foreign subsidiaries as integral direct components of our operations. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditure throughout the Amdocs group. The U.S. dollar is our functional currency according to the salient economic factors as indicated in the authoritative guidance for foreign currency matters. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.

During the nine months ended June 30, 2022 and 2021, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating expenses were in U.S. dollars or linked to the U.S. dollar. If more customers seek contracts in currencies other than the U.S. dollar and as our operational activities outside of the United States may increase, the percentage of our revenue and operating expenses in U.S. dollar or linked to the U.S. dollar may decrease over time, which may increase our exposure to fluctuations in currency exchange rates. In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate, when cost-effective.

PART II OTHER INFORMATION

Item 1. Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities.

Ordinary Shares

The following table provides information about purchases by us and our affiliated purchasers during the three months ended June 30, 2022 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

Period	Total Number of Shares Purchased	Average Price Paid per Share(1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)
04/01/22-04/30/22	390,067	$82.59	390,067	$665,398,244
05/01/22-05/31/22	575,231	$80.88	575,231	$618,873,069
06/01/22-06/30/22	255,530	$83.10	255,530	$597,639,241

Total	1,220,828	$81.89	1,220,828	$597,639,241

(1)	Excludes broker and transaction fees.
(2)

On May 12, 2021, our Board of Directors adopted a share repurchase plan for the repurchase of up to $1.0 billion of our outstanding ordinary shares. The authorizations have no expiration date and permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices we consider appropriate.

Item 2. Reports on Form 6-K

The Company furnished or filed the following reports on Form 6-K during the three months ended June 30, 2022:

(1) Form 6-K dated May 12, 2022

(2) Form 6-K dated May 24, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

/s/ Matthew E. Smith
Matthew E. Smith
Secretary and Authorized Signatory

Date: August 15, 2022